UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                           CROWN MEDIA HOLDINGS, INC.
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228411 10 4
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                                 (CUSIP Number)

                               Brian Gardner, Esq.
                  Executive Vice President and General Counsel
                          Hallmark Cards, Incorporated
                                 Department 339
                                   2501 McGee
                           Kansas City, Missouri 64108
                                 (816) 274-5583
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  228411 10 4                                               Page 2 of 6
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     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Hallmark Cards, Incorporated
         -----------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X] (1)

         (b) [ ]
         -----------------------------------------------------------------------

     3.  SEC Use Only [ ]
         -----------------------------------------------------------------------

     4.  Source of Funds (See Instructions)
         WC, OO
         -----------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
         -----------------------------------------------------------------------

     6.  Citizenship or Place of Organization
         Missouri
         -----------------------------------------------------------------------

                     7.  Sole Voting Power
Number of                -0-
Shares               -----------------------------------------------------------
Beneficially
Owned by             8.  Shared Voting Power
Each                     83,885,502 shares of Class A common stock (2)
Reporting            -----------------------------------------------------------
Person With
                     9.  Sole Dispositive Power
                         -0-
                     -----------------------------------------------------------

                     10. Shared Dispositive Power
                         83,885,502 shares of Class A common stock (2)
         -----------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         88,748,392 shares of Class A common stock (2)(3)
         -----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [ ]
         -----------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)
         84.8% (3)
         -----------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
         CO
         -----------------------------------------------------------------------

----------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on August 5, 2005. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

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CUSIP No.  228411 10 4                                               Page 3 of 6
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     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Hallmark Entertainment Holdings, Inc.
         -----------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X] (1)

         (b) [ ]
         -----------------------------------------------------------------------

     3.  SEC Use Only [ ]
         -----------------------------------------------------------------------

     4.  Source of Funds (See Instructions)
         OO
         -----------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
         -----------------------------------------------------------------------

     6.  Citizenship or Place of Organization
         Delaware
         -----------------------------------------------------------------------

                     7.  Sole Voting Power
Number of                -0-
Shares               -----------------------------------------------------------
Beneficially
Owned by             8.  Shared Voting Power
Each                     83,885,502 shares of Class A common stock (2)
Reporting            -----------------------------------------------------------
Person With
                     9.  Sole Dispositive Power
                         -0-
                     -----------------------------------------------------------

                     10. Shared Dispositive Power
                         83,885,502 shares of Class A common stock (2)
         -----------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         88,748,392 shares of Class A common stock (2)(3)
         -----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [ ]
         -----------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)
         84.8% (3)
         -----------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
         CO
         -----------------------------------------------------------------------

----------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on August 5, 2005. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

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CUSIP No.  228411 10 4                                               Page 4 of 6
--------------------------------------------------------------------------------

     1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Hallmark Entertainment Investments, Co.
         -----------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [X] (1)

         (b) [ ]
         -----------------------------------------------------------------------

     3.  SEC Use Only [ ]
         -----------------------------------------------------------------------

     4.  Source of Funds (See Instructions)
         OO
         -----------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
         -----------------------------------------------------------------------

     6.  Citizenship or Place of Organization
         Delaware
         -----------------------------------------------------------------------

                     7.  Sole Voting Power
Number of                -0-
Shares               -----------------------------------------------------------
Beneficially
Owned by             8.  Shared Voting Power
Each                     83,885,502 shares of Class A common stock (2)
Reporting            -----------------------------------------------------------
Person With
                     9.  Sole Dispositive Power
                         -0-
                     -----------------------------------------------------------

                     10. Shared Dispositive Power
                         83,885,502 shares of Class A common stock (2)
         -----------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person
         88,748,392 shares of Class A common stock (2)(3)
         -----------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [ ]
         -----------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)
         84.8% (3)
         -----------------------------------------------------------------------

     14. Type of Reporting Person (See Instructions)
         CO
         -----------------------------------------------------------------------

----------

(1) Beneficial ownership is disclaimed with respect to certain securities of the Issuer. See note 3.
(2) Includes 30,670,422 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(3) Assuming conversion of the shares of Class B Common Stock included in the response to Items 8, 10 and 11, and calculated using the number of shares of Class A Common Stock and Class B Common Stock outstanding on August 5, 2005. Includes 4,862,890 shares of Class A Common Stock, which are severally beneficially owned by VISN Management Corp. and JP Morgan Partners (BHCA), L.P., that are deemed to be beneficially owned pursuant to Rule 13d-5(b)(1). Beneficial ownership of these 4,862,890 shares of Class A Common Stock is disclaimed.

                                                                     Page 5 of 6
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This Schedule 13D/A Amendment No. 7 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of Crown Media Holdings, Inc. (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

The Issuer's Board of Directors has authorized the Issuer to explore strategic alternatives for the Issuer, including a potential sale of the Issuer to a third party. In support of this initiative, a special committee of independent directors of the Issuer's Board of Directors has been formed to oversee the process. Hallmark Cards has advised the Issuer's Board of Directors that the Reporting Persons support the Board of Directors' determination.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2005                 HALLMARK CARDS, INCORPORATED


                                        By: /s/ Brian Gardner
                                            ------------------------------
                                            Name:  Brian Gardner
                                            Title: Executive Vice President

Dated:  August 18, 2005                 HALLMARK ENTERTAINMENT HOLDINGS, INC.


                                        By: /s/ Brian Gardner
                                            ------------------------------
                                            Name:  Brian Gardner
                                            Title: Vice President

Dated:  August 18, 2005                 HALLMARK ENTERTAINMENT INVESTMENTS CO.


                                        By: /s/ Brian Gardner
                                            ------------------------------
                                            Name:  Brian Gardner
                                            Title: Vice President